SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





RYANAIR APPEALS COMMISSION'S UNLAWFUL AND POLITICALLY MOTIVATED DECISION
                         PROHIBITING AER LINGUS MERGER

Ryanair, Europe's largest low fares airline, today (Monday, 10th September 2007) confirmed that it has submitted its appeal to the European Court of First Instance (CFI) in Luxembourg against the EU Commission's unlawful and politically motivated decision to prohibit its merger with Aer Lingus. Ryanair had made an offer of Eur2.80 per share to acquire Aer Lingus following the former national airline's floatation last October. Ryanair was required to seek approval for clearance of the deal from the European Commission. However, following an 8-month investigation, the Commission blocked the merger following pressure from the Irish Government and Aer Lingus. As a result, Aer Lingus shareholders have suffered a 58% collapse in their interim profits, and a share price fall to Eur2.50.

The merger between Ryanair and Aer Lingus would have:

 1. Immediately reduced Aer Lingus fares and eliminated Aer Lingus' unfair fuel surcharges, saving consumers over Eur100m. p.a.;
 2. Retained Aer Lingus as a separate brand and continued to operate the two airlines separately, thus giving passengers a choice of services;
 3. Retained all of Aer Lingus' profitable routes, including Shannon-Heathrow, which Aer Lingus subsequently abandoned;
 4. Reduced Aer Lingus' costs and improved its efficiency; and
 5. Improved Aer Lingus' service and punctuality.

Ryanair is confident that the CFI will overturn this decision because:

 1. This is the first airline merger that was actively opposed by a national Government (on narrow political grounds). The Irish Government has now admitted that they retained their "strategic" shareholding in Aer Lingus to block a hostile takeover "like Ryanair's bid".
 2. This is the first time that the Commission has prohibited a merger between two companies which combined will have less than 5% of the EU market.
 3. This is the first time that the Commission has prohibited an airline merger and reverses a 20-year policy of encouraging EU airline mergers, having previously approved the larger Air France/KLM and Lufthansa/Austrian/Swiss mergers.
 4. This is the first time that an EU airline merger offered guaranteed fare reductions (and fuel surcharge elimination) of over Eur100m. p.a. for the benefit of European consumers.
 5. This prohibition leaves Aer Lingus exposed as a small, peripheral regional airline, which cannot compete with Ryanair on price or punctuality from Dublin (it has recently pulled off another 5 Ryanair routes from Dublin and also announced the closure of its Shannon-Heathrow route) at a time when the rest of the European industry is consolidating. Aer Lingus' recent interim results saw a 58% decline in Aer Lingus' profits, despite an average short haul fare of over Eur90 (more than double Ryanair's average fare of Eur41).

Speaking today in Dublin, Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:




        "We have filed our appeal with the CFI today asking them to overturn the Commission's unlawful and politically motivated decision to block Ryanair's merger with Aer Lingus. This merger, which accounts for less than 5% of the EU air transport market, was clearly pro-competition and would have been the first merger in history to guarantee fare reductions, which would have saved European consumers more then Eur100m. p.a. The Commission made several manifest errors in its assessment of the merger and ignored evidence from Ryanair demonstrating the numerous benefits that the merger would bring to consumers and increased competition with the high fares Mega Carriers. At the same time, the Commission accepted, without question, misleading and factually inaccurate submissions from the Irish Government and Aer Lingus, both of whom were clearly trying to block the merger.

        "Ryanair also offered unprecedented commitments to the Commission to address any possible competition concerns, including giving up more than half of Aer Lingus' Dublin-Heathrow slots, as well as over 1,700 additional weekly slots - several times what has been offered in any previous airline merger. However, the Commission refused these commitments, preferring instead to block this pro-consumer, pro-competition merger for narrow political reasons.

        "The Commission's prohibition of the merger has denied European consumers of these benefits and further protects the growing Mega Carriers like BA/Iberia/oneworld; Air France/KLM/Skyteam; and Lufthansa/ SAS/bmi/Star Alliance from a stronger, more competitive Ryanair/Aer Lingus group. It has also seen Aer Lingus shareholders lose over Eur150m. as the share price has fallen to Eur2.50, considerably lower than Ryanair's offer last October.

        "We are confident that the CFI will overturn this decision in the interests of consumers and the competitiveness of the industry. As always with the European Commission, there seems to be one rule for the national Mega Carriers and a completely different one for Ryanair".

Ends.                                   Monday, 10th September 2007

For reference: Peter Sherrard - Ryanair   Pauline McAlester - Murray Consultants

Tel: +353-1-8121228   Tel: +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 September 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director